FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 24, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit   Description

No.1      RNS Announcement, re:Annual Information Update dated 24 August, 2005

24 August 2005
British Energy Group plc

Annual Information Update 14 January 2005 - 12 August 2005 in accordance with Prospectus Rule 5.2

Information included in this statement may be out of date


Announcements excluding section 198 notifications
(for S198 notifications see below)


08 Aug 05      Notification of transactions of Directors/Persons discharging managerial responsibility and connected persons
               Options granted to:
               Stephen Billingham
               Roy Anderson
               Robert Armour
               Sally Smedley
               Neil O'Hara
               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1049898&source=RNS

28 Jul 05      Securities and Exchange Commission Form 20-F
               Annual Report pursuant to Section 13 or 15(d) of the Securities
               Exchange Act of 1934 for the fiscal year ended March 31, 2005
               http://www.sec.gov/Archives/edgar/data/1100790/000119312505150926
               /0001193125-05-150926-index.htm

27 Jul 05      British Energy Group plc results for the 2.5 months ended 31
               March 2005
               Preliminary results for period ended 31 March 2005 http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1043256&source=RNS

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1043258&source=RNS

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1043261&source=RNS

26 Jul 05      Securities and Exchange Commission Form 20-F/A
               Annual Report pursuant to Section 13 or 15(d) of the Securities
               Exchange Act of 1934 for the fiscal year ended March 31, 2004 http://www.sec.gov/Archives/edgar/data/1100790/
               000119312505148520/0001193125-05-148520-index.htm

26 Jul 05      Notification of transactions of Directors/Persons discharging managerial responsibility and connected persons
               As part of remuneration, shares were purchased for:

               Adrian Montague
               Bill Coley
               Pascal Colombini
               John Delucca
               Ian Harley
               David Pryde
               Clare Spottiswoode
               Robert Walmsley

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1042529&source=RNS

25 Jul 05      Securities and Exchange Commission Form 20-F/A
               Annual Report pursuant to Section 13 or 15(d) of the Securities
               Exchange Act of 1934 for the fiscal year ended March 31, 2004 http://www.sec.gov/Archives/edgar/data/1100790/
               000119312505148101/0001193125-05-148101-index.htm

19 Jul 05      Preliminary Results for the 2.5 months ended 31 March 2005
               Notice of the Preliminary Results for the 2.5 months ended 31
               March 2005
               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1039373&source=RNS

24 Jun 05      Notification of transactions of Directors/Persons discharging managerial responsibility and connected persons
               As part of remuneration, shares were purchased for Adrian
               Montague
               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1026501&source=RNS

25 May 05      Notification of transactions of Directors/Persons discharging managerial responsibility and connected persons
               As part of remuneration, shares were purchased for Adrian
               Montague
               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1009576&source=RNS

11 May 05      Notice of Institutional Investor Day at Hinkley Point B power station
               Notice of institutional investor meeting at Hinkley Point B Power
               Station
               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=1001666&source=RNS

27 Apr 05      Notification of transactions of Directors/Persons discharging managerial responsibility and connected persons
               As part of remuneration, shares were purchased for:

               Adrian Montague
               Bill Coley
               Pascal Colombini
               John Delucca
               Ian Harley
               David Pryde
               Clare Spottiswoode
               Robert Walmsley

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=994447&source=RNS

25 Apr 05      Post Year End Update
               Post Year End Update with respect to period ended 31 March 2005 http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=992098&source=RNS


22 Apr 05      Post Year End Update
               Notice of Post Year End Update to be announced 25 April 05 http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=991873&source=RNS

05 Apr 05      Notification of transactions of Directors/Persons discharging managerial responsibility and connected persons
               As part of remuneration, shares were purchased for Clare
               Spottiswoode
               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=981076&source=RNS

01 Apr 05      Notification of transactions of Directors/Persons discharging managerial responsibility and connected persons
               As part of remuneration, shares were purchased for:

               Adrian Montague
               Bill Coley
               Pascal Colombini
               John Delucca
               Ian Harley
               David Pryde
               Clare Spottiswoode
               Robert Walmsley

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=979003&source=RNS

21 Mar 05      Board Change
               Mike Alexander resignation as CEO, Bill Coley appointed as CEO http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=972243&source=RNS

14 Feb 05      Results for the third quarter (Q3 05) ended 31 December 2004 of
               British Energy Limited (formerly British Energy plc)
               Third quarter results for the 3 months ended 31 December 2004 http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=952449&source=RNS

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=952450&source=RNS

31 Jan 05      Notice of Results third quarter results
               Notice of third quarter results to be announced 14 February 05 http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=945409&source=RNS

28 Jan 05      Completion of planned capital reduction
               Completion of planned capital reduction as part of the restructuring arrangements

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=944252&source=RNS

18 Jan 05      Placing of Shares
               Placing of the shares and warrants of British Energy Group plc attributable to those former shareholders of British Energy plc who did not elect to receive shares and warrants http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=938157&source=RNS

17 Jan 05      Cancellation of Listing
               British Energy notes the announcement by the Financial Services
               Authority that the listing of certain debt securities has been cancelled with effect from 8.00am on 17 January 2005 as part of the restructuring

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=937384&source=RNS

17 Jan 05      Application for new shares
               Application for 29,298,286 new ordinary shares of 10 pence each to be admitted to the Official List of the UK Listing Authority and London Stock Exchange in relation to Warrants that are exercisable

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=937777&source=RNS

17 Jan 05      Restructuring Update - British Energy relists
               Trading in British Energy Group plc's New Shares and Warrants, and New Bonds in British Energy Holdings plc commenced on the London Stock Exchange

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=937330&source=RNS


17 Jan 05      UK Listing Authority Stamped the Prospectus
               UK Listing Authority Stamped the prospectus in relation to the Introduction to the Official List of 561,016,553 British Energy
               Group plc shares, 29,527,187 Warrants to subscribe for up to 29,527,187 British Energy Group plc shares and GBP550,000,000
               British Energy Holdings plc Bonds guaranteed by British Energy
               Group plc companies

               http://www.british-energy.co.uk/pagetemplate.php?pid=226

14-Jan-05      Restructuring Update - Admission and placing
               Notice that the agreed restructuring became effective on 14
               January 2005

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=937133&source=RNS

14-Jan-05      Restructuring Update - Agreed Restructuring Effective
               The Court approved the Creditors' Scheme and the Members' Scheme and, following satisfaction of all the other conditions, the Company was proceeding to complete the Agreed Restructuring.

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=936972&source=RNS

14-Jan-05      Suspension of listing
               British Energy noted the announcement by the Financial Services
               Authority this morning that the listing of certain debt securities had been suspended in accordance with the restructuring.

               http://www.londonstockexchange.com/LSECWS/IFSPages/
               MarketNewsPopup.aspx?id=936589&source=RNS

Section 198 notifications

09 Aug 05    British Energy Group plc - Section 198 Notice
             Duquesne Capital Management shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1050599&source=RNS

08 Aug 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 55,638,976 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1049883&source=RNS

05 Aug 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 71,365,388 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1049254&source=RNS

05 Aug 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 56,869,333 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1048971&source=RNS

02 Aug 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 55,913,902 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1047119&source=RNS

29 Jul 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 86,246,134 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1045451&source=RNS

20 Jul 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 80,819,369 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1040369&source=RNS

19 Jul 05    British Energy Group plc - Section 198 Notice
             Duquesne shareholding of 17,140,150 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1039628&source=RNS

18 Jul 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 61,006,565 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1038558&source=RNS

13 Jul 05    British Energy Group plc - Section 198 Notice
             Fidelity shareholding of 17,306,373 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1036415&source=RNS

12 Jul 05    British Energy Group plc - Section 198 Notice
             Duquesne Capital Management shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1035691&source=RNS

06 Jul 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 67,098,468 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1033305&source=RNS

05 Jul 05    British Energy Group plc - Section 198 Notice
             Duquesne shareholding of 18,540,150 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1032758&source=RNS

01 Jul 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 71,569,319 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1030666&source=RNS

29 Jun 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 73,547,319 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1029106&source=RNS

28 Jun 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 82,700,760 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1027687&source=RNS

24 Jun 05    British Energy Group plc - Section 198 Notice
             Duquesne shareholding of 27,290,150 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1026417&source=RNS

24 Jun 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 84,644,950 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1026412&source=RNS

21 Jun 05    British Energy Group plc - Section 198 Notice
             Duquesne shareholding of 35,440,150 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1024348&source=RNS

16 Jun 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 94,031,450 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1021503&source=RNS

10 Jun 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 75,118,910 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1018492&source=RNS

09 Jun 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 78,559,047 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1017640&source=RNS

07 Jun 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 99,525,450 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1016123&source=RNS

06 Jun 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 78,365,448 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1015230&source=RNS

02 Jun 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 78,749,338 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1013777&source=RNS

02 Jun 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 105,325,365 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1013747&source=RNS

31 May 05    British Energy Group plc - Section 198 Notice
             Duquesne shareholding of 50,284,150 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1011982&source=RNS

18 May 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1006177&source=RNS

17 May 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding of 17,983,694 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1005396&source=RNS

16 May 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 72,996,931 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1004460&source=RNS

16 May 05    British Energy Group plc - Section 198 Notice
             Legal and General shareholding of 16,950,363 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=1004458&source=RNS

06 May 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 110,981,550 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=999805&source=RNS

03 May 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 117,044,950 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=997093&source=RNS

27 Apr 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 78,559,047 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=994189&source=RNS

26 Apr 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 121,138,128 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=993612&source=RNS

26 Apr 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=993487&source=RNS

25 Apr 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding of 10,654,787 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=992431&source=RNS

21 Apr 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=991081&source=RNS

20 Apr 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 127,917,428 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=990127&source=RNS

19 Apr 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 46,447,777 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=989374&source=RNS

18 Apr 05    British Energy Group plc - Section 198 Notice
             Eureka Fund (Marshall Wace) shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=988661&source=RNS

18 Apr 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 35,567,750 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=988432&source=RNS

15 Apr 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 131,351,658 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=987328&source=RNS

14 Apr 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding of 13,803,966 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=986691&source=RNS

12 Apr 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=985104&source=RNS

08 Apr 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 139,905,328 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=983635&source=RNS

07 Apr 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 22,487,700 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=982757&source=RNS

05 Apr 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 22,254,415 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=980952&source=RNS

30 Mar 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 142,763,452 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=976692&source=RNS

29 Mar 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding of 18,861,923 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=975987&source=RNS

24 Mar 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 25,078,895 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=975372&source=RNS

24 Mar 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=974926&source=RNS

23 Mar 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 29,119,962 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=974296&source=RNS

22 Mar 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 150,212,884 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=973620&source=RNS

21 Mar 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 152,091,598 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=972543&source=RNS

18 Mar 05    British Energy Group plc - Section 198 Notice
             Farallon shareholding below 3%
             http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=971773&source=RNS

18 Mar 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 151,330,813 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=971772&source=RNS

17 Mar 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 154,215,821 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=970836&source=RNS

15 Mar 05    British Energy Group plc - Section 198 Notice
             Farallon shareholding of 17,494,186 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=969299&source=RNS

15 Mar 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding of 19,804,050 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=969296&source=RNS

10 Mar 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 162,621,870 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=966836&source=RNS

10 Mar 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 168,458,757 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=966743&source=RNS

03 Mar 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 167,685,303 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=962867&source=RNS

01 Mar 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 38,946,974 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=961218&source=RNS

22 Feb 05    British Energy Group plc - Section 198 Notice
             Fidelity shareholding of below 3%
             http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=957261&source=RNS

21 Feb 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 49,796,974 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=956550&source=RNS

17 Feb 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding below 3% http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=955063&source=RNS

16 Feb 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 163,445,954 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=954096&source=RNS

14 Feb 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 52,855,282 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=952901&source=RNS

08 Feb 05    British Energy Group plc - Section 198 Notice
             Fidelity shareholding of 18,081,101 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=950230&source=RNS

08 Feb 05    British Energy Group plc - Section 198 Notice
             Farallon shareholding of 23,232,183 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=949777&source=RNS

07 Feb 05    British Energy Group plc - Section 198 Notice
             Duquesne shareholding of 56,182,150 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=949312&source=RNS

04 Feb 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 157,114,931 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=948602&source=RNS

04 Feb 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 60,307,992 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=948593&source=RNS

03 Feb 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding of 19,087,447 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=947487&source=RNS

02 Feb 05    British Energy Group plc - Section 198 Notice
             Morgan Stanley Securities shareholding of 22,658,864 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=946901&source=RNS

02 Feb 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 155,350,707 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=946886&source=RNS

31 Jan 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 147,124,614 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=945403&source=RNS

31 Jan 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 52,510,621 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=945326&source=RNS

28 Jan 05    British Energy Group plc - Section 198 Notice
             Goldman Sachs shareholding of 144,056,413 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=944273&source=RNS

24 Jan 05    British Energy Group plc - Section 198 Notice
             Stark shareholding of 21,130,527 shares and 2,682,275 warrants http://www.londonstockexchange.com/LSECWS/IFSPages
             MarketNewsPopup.aspx?id=941393&source=RNS

24 Jan 05    British Energy Group plc - Section 198 Notice
             Stark shareholding of 30,651,582 shares and 3,576,367 warrants http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=941392&source=RNS

20 Jan 05    British Energy Group plc - Section 198 Notice
             Farallon shareholding of 33,115,433 shares and 6,750 post reorganisation shares from former ADR shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=939986&source=RNS

20 Jan 05    British Energy Group plc - Section 198 Notice
             Eureka Fund (Marshall Wace) shareholding of 21,820,811 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=939984&source=RNS

20 Jan 05    British Energy Group plc - Section 198 Notice
             Deutsche Bank shareholding of 82,879,237 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=939982&source=RNS

19 Jan 05    British Energy Group plc - Section 198 Notice
             Fidelity shareholding below 3%
             http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=939465&source=RNS

19 Jan 05    British Energy Group plc - Section 198 Notice
             Duquesne shareholding of 53,046,299 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=939424&source=RNS

19 Jan 05    British Energy Group plc - Section 198 Notice
             Fidelity shareholding of 20,824,465 shares http://www.londonstockexchange.com/LSECWS/IFSPages/
             MarketNewsPopup.aspx?id=939337&source=RNS



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 24, 2005                     BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations